Hon. Frank McKenna Joins FNX Mining Board

TORONTO, ONTARIO- September 2, 2003 FNX Mining Company Inc. (FNX-TSX/AMEX) announces that the Honourable Frank McKenna, P.C., Q.C. has joined the Company’s Board of Directors effective September 1, 2003.  Mr. McKenna served with distinction as the Premier of New Brunswick from 1987-1997. He is currently Counsel with the Atlantic law firm of McInnes Cooper and is a director of several major corporations.

Educated at St. Francis Xavier, Queens and University of New Brunswick, Mr. McKenna also holds honourary degrees from several Canadian universities.  He devotes considerable time to charitable and volunteer endeavors and is the recipient of numerous Canadian and International awards.

Terry MacGibbon, President and CEO of FNX stated, “On behalf of the FNX Board and shareholders I welcome the appointment of Mr. McKenna to the FNX Board. His appointment is another important step in the Company’s growth strategy to become Canada’s next mid-tier producer.  FNX will greatly benefit from Mr. McKenna’s experience, advice and energy.”

FNX Mining is an emerging nickel, copper, platinum, palladium and gold producer and explorer based in the prolific Sudbury mining camp in Canada.  The Company is in the midst of a C$ 24.5 million 2003 exploration program focused on five former producing properties, McCreedy West, Levack, Norman, Victoria and Kirkwood. Phase 1 mining  began at McCreedy West in late May 2003.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com